Filed by 20Cube Logistics Solutions Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evo Acquisition Corp.

Commission File No.: 001-40029

Providing End - to - end Software - enabled Logistics 1 FOR SUPPLY CHAIN ORCHESTRATION January 2023

Disclaimer C O N F I D E N T I A L 2 in connection with the potential financing involves a high degree of risk. Investors should carefully consider the risks and uncertainties inherent in an investment in the securities before subscribing for the securities. Please refer to a summary of such risk factors in the Appendix. The risk factors contained in the summary are not the only ones the parties face. Additional risks that the parties currently do not know about or that they currently believe to be immaterial may also impair their business, financial condition or results of operations. You should perform your own due diligence prior to making an investment in Evo and 20Cube. NO OFFER OR SOLICITATION This Presentation does not constitute an offer or invitation for the sale or purchase of securities, assets or business described herein or a commitment to the Company or Evo with respect to any of the foregoing, and this Presentation shall not form the basis of any contract. The Company and Evo expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussion with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving the Company and Evo. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between 20Cube Pte Ltd. (“20Cube” or the “Company”) and Evo Acquisition Corp. (“Evo”) and related transactions (the “Proposed Business Combination”) and for no other purpose. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not copy, reproduce, distribute, disclose or use such information for any purpose without the prior written consent of the Company other than for the purpose of your firm’s participation in the potential financing, and that you will return to 20Cube and Evo or delete or destroy this Presentation upon request. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. You are also being advised that the United States securities laws restrict persons with material non - public information about a company from purchasing or selling securities of such company or certain other companies, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. To the fullest extent permitted by law, in no circumstances will Evo, 20Cube, B.Riley Securities, Inc. or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of 20Cube or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of 20Cube and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Evo and 20Cube have executed a business combination agreement (“BCA”) with respect to the Proposed Business Combination. The Proposed Business Combination is subject to, among other things, the approval by Evo’s stockholders, satisfaction of the conditions stated in the BCA and other customary closing conditions. Accordingly, there can be no assurance that the Proposed Business Combination will be consummated. Investing in the securities to be issued nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) as contemplated in connection with this presentation will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they may be required to bear the financial risk of their investment for an indefinite period of time. Neither 20Cube nor Evo is making an offer of the Securities in any state or other jurisdiction where the offer is not permitted. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Disclaimer C O N F I D E N T I A L 3 the rollout of 20Cube’s business and the timing of expected business milestones; the effects of competition on 20Cube’s business; the amount of redemption requests made by Evo’s public stockholders; the ability of Evo or the combined company to issue equity or equity - linked securities in connection with the Proposed Business Combination or in the future; and those factors discussed in Evo’s Annual Report on Form 10 - K filed with the SEC on March 28, 2022, as amended under the heading “Risk Factors” and other documents of Evo or Pubco filed, or to be filed, with the SEC. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus on Form F - 4 relating to the Proposed Business Combination, which is expected to be filed with the SEC, and other documents filed from time to time with the SEC, as well as the summary of risk factors in the Appendix. These filings identify and address other important risks and uncertainties that could cause actual events and results to diverge materially from those contained in the forward - looking statements. If any of these risks materialize or Evo’s or 20Cube’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that neither Evo nor 20Cube presently know or that Evo and 20Cube currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect 20Cube’s expectations, plans or forecasts of future If the Proposed Business Combination is pursued, 20Cube Logistics Solutions Pte. Ltd (“Pubco”) will be required to file a registration statement on Form F - 4 relating to the Proposed Business Combination, Evo will be required to file a proxy statement, and the parties will be required to file other relevant documents with the SEC. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about Evo, the Company and the Proposed Business Combination. FORWARD - LOOKING STATEMENTS All statements other than statements of historical facts contained in this Presentation are forward - looking statements. Forward - looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. In addition, statements contained in this Presentation related to the product and service features, characteristics and performance of 20Cube's products and services are forward - looking statements. These statements are based on management’s current estimations and analysis, are subject to various assumptions, whether or not identified in this Presentation, reflect the current expectations of 20Cube’s management as of the date of this Presentation and are not predictions of actual product features, characteristics or performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of 20Cube and Evo. These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Evo or the shareholders of 20Cube is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to 20Cube; risks related to events and views as of the date of this Presentation. Evo and 20Cube anticipate that subsequent events and developments will cause Evo’s and 20Cube’s assessments to change. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition. In addition, the analyses of the Company and Evo contained herein are not, and do not purport to be, appraisals or the securities, assets or business of the Company, Evo or any other entity. While Evo and 20Cube may elect to update these forward - looking statements at some point in the future, Evo and 20Cube specifically disclaim any obligation to do so. These forward - looking statements should not be relied upon as representing Evo’s and 20Cube’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements. USE OF PROJECTIONS The projections, estimates and targets in this Presentation are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingences, many of which are beyond 20Cube’s and Evo’s control. 20Cube’s and Evo’s independent auditors did not audit, review, compile or perform any procedures

Disclaimer C O N F I D E N T I A L 4 with respect to such projections, estimates, or targets for the purpose of their inclusion in this Presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this Presentation. While all protections, estimates, and targets are necessarily speculative, 20Cube believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate, or target extends from the date of preparation. The assumptions and estimates underlying projected, expected, or targeted results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates, and targets. The inclusion of projections, estimates, and targets in this Presentation should not be regarded as an indication that 20Cube, Evo, or their respective representatives considered or consider such financial projections, estimates, and targets to be a reliable prediction of future events. See Forward - looking Statements” above. FINANCIAL INFORMATION; NON - IFRS FINANCIAL MEASURES The historical financial data included in this Presentation has been derived based on the Company’s financial statements for the fiscal years ended March 31, 2020, and 2021 which were prepared and audited in accordance with Singapore Financial Reporting (International) Standards, or SFRS(I). Financial statements for the fiscal year ended March 31, 2021, and 2022 remain subject to PCAOB audit, further review, adjustments and updates. The historical financial data included in this Presentation for the Company’s fiscal year ended March 31, 2022, has been derived based on the Company’s management accounts prepared in accordance with IFRS and is subject to an ongoing audit completion and is subject to further review and updates. Financial information and data contained in this Presentation does not conform to Regulation S - X under the Securities Act. Such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement/prospectus or registration statement to be filed by Pubco with the SEC, and such differences may be material. In particular, all 20Cube and combined company projected financial information included herein is preliminary and is subject to risks and uncertainties. Any variation in 20Cube’s or the combined company’s actual results and the projected financial information included herein may be material. This Presentation also includes references to non - IFRS financial measures. Such non - IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. 20Cube and Evo believe that the use of these Non - IFRS Financial measures provide an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing 20Cube’s financial measures with other similar companies, many of which may present similar non - IFRS financial measures to investors. Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non - IFRS financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non - IFRS financial measures. In order to compensate for these limitations, management presents historical non - IFRS financial measures in connection with IFRS results in the Appendix. However, not all of the information necessary for a quantitative reconciliation of the forward - looking non - IFRS financial measures to the most directly comparable IFRS financial measures is available without unreasonable efforts at this time. See the Appendix for an explanation of how the Company calculates Adjusted EBITDA and certain other financial measures.

Evo Acquisition Corp.



MICHAEL LERCH

Chairman

25+ years investment experience specializing in capital markets and structured finance

Chief Investment Officer of Evolution Capital Management (ECM)

Director of various private funds and investment vehicles

Prior to founding ECM, he spent nearly a decade working for global investment banks in senior management and trading positions



RICHARD CHISHOLM

CEO & Director

Director of various private funds and investment vehicles managed by Evolution Capital Management (ECM)

Spearheaded Evolution's private equity transactions

Prior to joining ECM, he spent nearly a decade working as "outside counsel" to investment funds and private and public companies both domestically and in Asia with law firms such as Latham & Watkins and The Venture Law Group



ADRIAN BRINDLE

CFO

Served as part of the senior management team of Evolution since May 2004

Adrian oversees the finance and operations groups around the world and serves as a director of two Evolution entities in Japan, Evolution Asset Management Co. Ltd. and Evolution Japan Securities Co. Ltd.

Prior to joining Evolution, he spent thirteen years in Japan, where he held senior management positions with JPMorgan Chase, C.I.B.C. and T.D. Group



JASON SAUSTO

Managing Director

Co-founder of Booking.com

Previous Board Member of Tokyo Stock Exchange traded Pioneer & Onkyo Japan

16 years working experience across China, Japan and S.E. Asia

Owned $150m Revenues Consumer Goods distribution company in the Americas

EVOLUTION BRINGS A FULL SUITE OF INVESTMENT EXPERTISE

Evolution Financial Group – Integrated suite of financial services including trading, investment banking, and debt servicing. Founded in 2002 by Michael Lerch

Evolution Capital Management – U.S. based investment manager founded in 2002

Evolution Japan Securities Co. Ltd. – Japan based brokerage service provider founded in 1998 and acquired by Evolution Financial Group in 2013

Evo Capital Management Asia Ltd. – Hong Kong based investment advisor founded in 2007

Evolution Japan Asset Management Co. Ltd. – Japan based investment advisor founded in 2008 and acquired by Evolution Financial Group in 2013

Focused on investing in a broad-spectrum of industries specifically in Asia

70 PIPE transactions completed since 2015

#1 by number of PIPE deals completed in Japan in 2020[1]



EVOLUTION FINANCIAL GROUP
EVOLUTION CAPITAL MANAGEMENT
EVOLUTION

20Cube

[1] I-N Information Systems

CONFIDENTIAL 5

C O N F I D E N T I A L 20Cube Opportunity – Investment Highlights INVESTMENT OPPORTUNITY IN A FAST - GROWING, PROVEN, TECH - ENABLED LOGISTICS PLAYER End - to - end solution through modern technology Highly topical and growth - oriented market Experienced, tech - focused management team with deep industry knowledge in M&A and long - tenured business partnerships Profitable, scalable, innovative, capital - efficient business model Revenue growth through COVID (73% FY21A - FY22UA) and expecting a CAGR of 18% through FY24 Repeat business from large global and regional customers 6

7 20Cube Corporate Video – Please Click on the Image to Play

20Cube at a glance[1]

10-YEAR TRACK RECORD OF PERFORMANCE

$163m FY2022 Total Revenue	**73%** FY2022 Revenue Growth	**8%** FY2022 Adjusted EBITDA Margin	**32%** 2022 ROCE
60+ Locations[2]	**600+** Employees	**5,400+** Web API's	

OVERVIEW

- Software-enabled international supply chain orchestrator from purchase order (PO) to point of delivery (POD)
- Technology driven, proven proprietary system
- Healthy Adjusted EBITDA margins
- Profitable and growing
- Industry veterans from top supply chain / logistics companies
- Key presence in Asia, Australia and East Africa
- Large addressable market - $653bn as of 2021[3]

SELECTED CUSTOMERS

L M ERICSSON Bangladesh Ltd.	B/S/H/ Household Appliances Manufacturing Pvt. Ltd.	BMW India Pvt. Ltd.	VOLTAS Ltd.
GLENCORE Australia Holdings Pty. Ltd.	KIA MOTORS India Pvt. Ltd.	IKEA Supply AG	ORICA Australia Pty. Ltd.
MITSUBISHI ELECTRIC Australia Pty. Ltd.	EXXON MOBILE Lubricants Pvt. Ltd.	SPOTLIGHT Pty. Ltd.	PPG ASIANPAINTS Pvt. Ltd.

(1) All operational metrics of the Company included in this slide are as of the Company's fiscal year ended March 31, 2022UA
(2) Includes offices and warehouses
(3) Includes global freight forwarding and global warehousing and storage markets; Sources: 20Cube management estimates based on Statista and IMARC Group data points from 2021 reports

CONFIDENTIAL 8

C O N F I D E N T I A L Established player in key markets Physical Locations 60+ Globally (1) Global Operations Hub (Chennai) 20Cube Office Secondary Operations Hub (Coimbatore & Kuala Lumpur) Operations / Business Reach 9 (1) Includes additional offices and warehouses

C O N F I D E N T I A L 20Cube addresses a large, mission critical market 10 TOTAL LOGISTICS MARKET SIZE (1) ($USD trillions) ADDRESSABLE GLOBAL LOGISTICS MARKET (2)(3) ($USD billions) $4.9 $5.2 $5.6 $5.4 $653 $680 $708 $738 2021A 2022E 2023E 2024E 2021A 2022E Sources: 20Cube management estimates based on Statista and IMARC Group data points (1) 2021 based on IMARC Group 2021 report. 2022 - 2025 represent management estimates based on CAGR of 4.7% as forecasted in IMARC Group 2021 report (2) Includes global freight forwarding and global warehousing and storage market data from Statista and IMARC Group 2021 report (3) 2021 represents management estimate based on IMARC Group 2021 report and Statista April 2022 report. 2022 - 2025 represent management estimates based on an estimated combined CAGR of 4.2% 2023E 2024E

C O N F I D E N T I A L Managing logistics is a complex operation WITH UP TO 30+ STAKEHOLDERS INVOLVED IN THE SUPPLY CHAIN Shipment status often unclear “I think one of the biggest challenges is just that, we’ve had two and a half years of constant uncertainty and supply chain issues and disruptions” – IHS Markit (3) Common exceptions cause major slowdowns “From transportation capacity and labor constraints to changing order profiles and more frequent disruptive events, maintaining predictable and cost - effective material flows has never been more complex or challenging” – DHL Supply Chain (2) Legacy document management “Machinery, hardware and software are all looked at in a different light today. The supply chain was built on legacy technologies that previously lacked the ability to interact with other, newer technologies. But now, visibility is key” – SDC Supply & Demand Chain Executive (5) Inefficient operating models “Alibaba knew that they needed a platform that could allow for infinite scale,” she said. “What we always saw as the necessary piece of the logistics environment is the ability for international freight to be able to come on and see the options, then just click and book and concentrate on your business and not on the freight” – Freightos Marketplace CEO (1) Poor visibility into the supply chain “Today, there is a great spotlight on visibility, with companies valuing data in location tracking, stock levels, transportation time, capacity and more” – SDC Supply & Demand Chain Executive (5) Error prone, often delayed, payment cycles “A lot of small/medium - sized enterprises scramble with last - minute orders, changing dates, shipping modes — all kinds of criteria and they expect the same rate quote I gave them one or two months ago. But quotes don't necessarily hold. So, they end up squeezed between the going rate and what they quoted their client. And that can eat directly into their profit” – Apex Logistics Business Development Manager (4) 11 (1) Journal of Commerce: Small shippers flocking to freight marketplaces during COVID - 19; September 17, 2020 (2) Logistics Management: Unlocking the value of supply chain integration; April 25, 2022 (3) Governing: Industries prep for supply chain impacts from Russian Sanctions; February 28, 2022 (4) Supply Chain Dive: Speaking volumes – What freight forwarders hear from small/medium - sized enterprises; March 7, 2022 (5) SDC Supply and Demand Chain Executive: Top trends in supply chain management 2022; March 3, 2022

A modern logistics solution is needed for today’s economy

We provide an integrated, end-to-end workflow solution



Service Capabilities
Vendor (PO)
Transportation
Warehousing & origin work
Customs
Carrier
Customs
Warehousing & destination work
Secondary Transportation
Receiver (POD)
20Cube
Digital Freight Forwarders
Digital Carrier Logistics
Legacy, Non-Digital Freight Forwarders & Carrier Logistics
Legacy Freight Forwarder & Carrier Logistics Companies
DSV
KUEHNE+NAGEL
Expeditors
C.H. ROBINSON
New Age Digital Freight Forwarders
flexport.
forto
New Age Digital Carrier Logistics
FREIGHTOS
CONVOY
cogoport
TRANSFIX

Sources: 20Cube management estimates of competitor offerings and https://www.dsv.com/, https://us.kuehne-nagel.com/, https://www.expeditors.com/, https://www.chrobinson.com/en-us/, https://www.flexport.com/, https://forto.com/en/, https://www.freightos.com/, https://transfix.io/, https://convoy.com/, https://www.cogoport.com/

CONFIDENTIAL 13

…through collaborative, real-time logistics


Customer
AUTO CAPTURE
API and EDI
MyHub
Collaborative Workflow
ALTERNATE CAPTURE
Email, Excel Interface
Document Scanning


Order to Supplier
Pickup Transportation
Warehousing & Origin Work
Customs Clearance Origin
Carrier
Control Tower
Customs Clearance Destination
Warehousing & Destination work
Secondary Transportation
Receiver - Delivery

BENEFITS TO CUSTOMERS

- Visibility
- Exception management
- Cost savings
- Tech-enabled automation

CONFIDENTIAL 14

20Cube's developed software platform drives our advantage

3rd Generation 20Cube Framework

70+ in-house software engineers

- Supports multi-tenant & cross-tenant architectures
- Scalable horizontally & vertically

5,400+ Web API's

- Designed as SOA application and platform-as-a-service (microservices enabled)
- Designed using Microsoft's .NET framework stack

20Cube

FORWARDING HUB

- Single window data visibility
- Data integration & document management
- Exception management
- Macro enabled templates

WAREHOUSING HUB

- Consolidated inventory visibility
- KPI enabled workflows and monitoring
- CCTV live view of operations from anywhere
- Value added information to help save cost such as inventory age/near expiry inventory

GLOBAL TRADE HUB

- Centralized & customized management
- Visibility – track & trace capabilities
- Exception management & approvals
- Reports & analytics

DISTRIBUTION HUB

- Live customer dashboard
- Online vehicle track and trace
- Automated report generation
- Driver Application

20Cube CONFIDENTIAL 15

Multi-channel data exchange

PROMPT, CONSISTENT & COST-EFFECTIVE DATA EXCHANGE THAT ENSURES DATA QUALITY AT SOURCE

ADVANTAGES

1. **3RD PARTIES**
   Mobile Apps & Email Alerts encourage 3rd Party data capture at source without needing full system access and minimal on-boarding

2. **PLATFORM**
   MyHub can be used to facilitate trade via a SaaS model where 20Cube acts as a 4th Party logistics information provider (4PL)

3. **EMERGING MARKETS**
   MyHub's ability to facilitate data capture in emerging markets is a key advantage, either with technology or via our IT Enabled Services Team in India


Web / Mobile Application
ITES Remote Centralization
Robotics Process Automation
API Gateway
EDI Data feed
Email Interface
20Cube
API

20Cube
CONFIDENTIAL 16

20Cube is our customers’ single source for comprehensive logistics reporting C O N F I D E N T I A L 17

And Workflows also deliver data quality and process efficiency • With Control Tower technology underpinning every service offering, we can measure the KPI’s and can improve the performance. • Each task can be individually configured for data validation, document uploads or other requirements to suit product, customer, regulatory or geographical needs. Inbox – My Tasks User Dashboard C O N F I D E N T I A L 18

The technology doesn’t stop there… • System generated emails with embedded web links encourage and enable 3rd parties to access MyHub without needing a login and with minimal training outside of the email received. • Token authentication is used to provide restricted access and to simplify the user experience, making it easier for the casual user to perform the required function. • This solution is also useful where exception management is in place, to alert the customer of items in MyHub requiring their attention and providing single click system access. C O N F I D E N T I A L 19

All the way through to the last mile Signature & Document Upload Document Upload Selected Uploading the Picture C O N F I D E N T I A L 20

An extensive, growing customer[1] base

664+
Total Customers[2]

53%
Customer base growth FY2021A vs. FY2022UA[3]

$34.6m
New customer revenue[4]

BATA Primavera Sdn. Bhd.	BMW India Pvt. Ltd.	SHIMANO Australia Cycling Pty. Ltd.	WORLD HEALTH ORGANIZATION	WARNER BROTHERS Movie World Theme Park	SPOTLIGHT Pty. Ltd.	VOLTAS Ltd.	BANGLA TRAC Ltd.	AQUAPHARM Chemicals Pvt. Ltd.
MOTHERSON Sumi Systems Ltd.	MITSUBISHI ELECTRIC Australia Pty. Ltd.	CITY BEACH	TAKATA India Pvt. Ltd.	MATRIX POLYMERS Australia Pty Ltd	HENKEL Adhesive Technologies India Pvt. Ltd.	HYPERMART Ltd.	BRANDIX Apparel Ltd.	BAKER HUGHES Australia Pty. Ltd.
KIA MOTORS India Pvt. Ltd.	HITACHI Air Conditioning India Ltd.	B/S/H/ Household Appliances Manufacturing Pvt. Ltd.	VIDA Wood Australia Pty. Ltd.	PPG ASIANPAINTS Pvt. Ltd.	CAREL Australia Pty. Ltd.	CORE SUPPLY Australia Pty. Ltd.	RDO EQUIPMENT Pty. Ltd.	BELDEN India Pvt. Ltd.
DIVERSEY India Hygiene Pvt. Ltd.	STAHL India Pvt. Ltd.	L M ERICSSON Bangladesh Ltd.	ARISE SOLAR Pty. Ltd.	CYIENT DLM Pvt. Ltd.	BLUE STAR Ltd.	CTM Kenya Ltd.	PRINCESS POLLY Online Pty. Ltd.	IMPERIAL TOBACCO Australia Ltd
GLENCORE Australia Holdings Pty. Ltd.	NUTRIEN AG Solutions Ltd.	RUSSELL Corporation Australia Pty Ltd	EXXON MOBILE Lubricants Pvt. Ltd.	TOTAL OIL India Pvt. Ltd.	IKEA Supply AG	ORICA Australia Pty. Ltd.	NANOSONICS Inc.	CUMMINS C&G Ltd.

(1) "Customers" include only those customers whose dollar transaction value with the Company in a single fiscal year exceeds $15,000
(2) Total Customers as of April 2022
(3) Customer base growth refers to increase in the number of customers between FY2021A and FY2022UA
(4) New customer revenue refers to revenue generated from new customers in FY2022UA

20Cube CONFIDENTIAL 21

Digital reach and search engine optimization Targets have a high correlation with digital marketing success Lead Generation 22% C O N F I D E N T I A L 22 Revenue growth generated from new customers in FY22UA Google, LinkedIn, other digital Ad campaigns & Referrals Value Realization • Leads to transactional or short - term contracts • Priced to suit the steps in the PO to POD space and the value creation • The pricing models can vary from a basic cost - plus model to a solution level pricing Cost - Plus Value based pricing Investment in digital approach to sales and value realization A SMARTER WAY TO REACH “SWEET SPOT” CUSTOMERS FASTER AND MORE DIRECTLY

And success in cross - selling service lines, creating stickiness CUSTOMERS % OF FY22UA REVENUE & TENURE Customs Brokerage International Freight SERVICES OFFERED Warehousing Distribution Solutions SPOTLIGHT Pty. Ltd. 3.8% 10+ Years 4 AU Custom Clearance Mar’14 2 India Subcon - AU Jan’14 1 10K Warehouse in Malaysia Mar’13 6 Malaysia Stores Delivery Dec’15 3 POMS / Exception Feb’14 7 7DC - Depot - Store Delivery Oct’18 5 150K WH Pick & Pack Jun’15 ORICA Australia Pty. Ltd. 1.8% 5+ Years 4 DG Clearance May’19 2 Ammonium Nitrate Exports May’20 1 ITES Services May’18 3 Visibility, Documents, Solutions Jun’18 5 Sodium Cyanide and Preferred DG Jan’21 BMW India Pvt. Ltd. 2.2% 5+ Years 4 IN Custom Clearance +On Carriage Jan’20 1 35K Overflow WH in BOM Jan’18 3 10K Bikes Hour Delivery Aug’18 2 70K Overflow BOM Jul’18 4 Last Mile Delivery Jan’20 4 300K Warehouse Pune Jan’20 B/S/H/ Household Appliances Manufacturing Pvt. Ltd. 1.0% 9+ Years 1 20K Warehouse BOM Nov’14 5 Mumbai Delivery Sep’21 2 Fully Integrated with SAP – Apr’15 3 300K Warehouse Oct’19 4 Customer Portal, and Alerts 6 30K Warehouse in Gowhati Jan’22 EXXON MOBILE Lubricants Pvt. Ltd. 0.3% 8+ months 1 Kokata Aug’21 Bhuaneswar Aug’21 1 Kokata Delivery Aug’21 Bhuaneswar Delivery Aug’21 C O N F I D E N T I A L 23

CASE STUDY

Large retailer in Australia, direct delivery to store

Requirements / Challenges

1. Direct to store deliveries for goods and origin pick and pack operations
2. Required innovative solutions to reduce shipment lead time and cost reduction in haulage at Australia
3. Required a fully integrated supply chain visibility from supplier (source) till delivery (store)

SOLUTIONS

1. **Warehouse**
150K Sqft - Pick and Pack – Offshore warehousing solutions in Port Kelang, Malaysia
2. **EDI / API**
Integrated their SAP – Order to Delivery
3. **Digital Purchase Order Management Solution:**
Implemented online MyHub purchase order management solutions with exception management
4. **Freight**
Forwarding and customs clearance services on the required tradelines to Australia and Malaysia



$10.7m

Reduction in Total Supply Chain Cost



20Cube

CONFIDENTIAL 24

CASE STUDY

Top German automaker – KPI-driven, PAN India distribution center

Requirements / Challenges

1. Expertise in spare part inventory management and visibility
2. Operational efficiency and accurate productivity mapping and KPI tracking to improve lead time

SOLUTIONS

1. **JAN 2018**
   Supported with overflow warehousing facilities with short notice
2. **MAY 2019**
   20Cube offered alternate options for customs clearance at ICD instead of JNPT port
3. **JAN 2020**
   Improvements on packaging, and productivity benchmarking resulted in earned performance bonus of ~$60K in FY2022
4. **JAN 2020**
   Integrated solutions of customs clearance, on-carriage, warehousing and transportation to the last mile

2021 Quality Award Best Distribution Center in Region[1]





(1) Awarded by BMW Group in Excellence in Quality Management Category for 20Cube's Regional Distribution Center in Pune, India

20Cube CONFIDENTIAL 25

CASE STUDY

Top 5 global oil & gas major – Ecommerce-like last mile experience

Requirements / Challenges

1. Fully integrated with customer SAP (Inbound, Inventory and Sale Order)
2. Required to have an Amazon delivery experience on B2B, with direct visibility to their stores on the live tracking dashboards

SOLUTIONS

1. **EDI / API**
   12 API integrations messages with the customers ERP - SAP Hana System
2. **Barcode**
   Fully 2D driven warehouse operations + transporters compliance with the live tracking on mobile
3. **Dashboard**
   Live CCTV view + live monitoring dashboard visibility for every exceptions
4. **Store**
   ECom-like order to delivery with e-proof of delivery and event alert solution to help customer to give his customer a superior buying experience bringing customer stickiness

99%

On Time Requested Delivery Date KPI(1)



Dhanbad
WEST BENGAL
Bokaro
Purulia
Bankura
Durgapur
Bardhaman
Balarampur
Jamshedpur
Murshidabad
Meherpur
Jessore
Tracking Status
Online
Airtel
Dispatch
E.T.A.
28th Mar 12:27 PM
29th Mar 08:24 PM
+9h
34%
Distance Travelled
200.00
Distance Remaining
372.40
Halt (6 Hrs)
28th Mar 10:58 PM
Ukhra
28th Mar 10:58 PM



(1) Represents percentage of compliance with customer requested delivery date for November 2021 – January 2022

20Cube
CONFIDENTIAL 26

Opportunity for rapid scale-up leveraging operational efficiencies

SCALE

Driving Growth ("Seeds to Plantation")

Expand customer base for the 6 types of solutions offered

Expand share of wallet for existing foot in door

Trade Lane Growth

Expand existing trade lanes

Expand into new trade lanes

ENHANCE

SME Supply Chain Solutions

Enhance and commercialize existing solutions into emerged market SMEs

Building holistic service offerings across hubs to optimize customer supply chains

Emerging Markets & Local Capabilities

Tap capabilities into other emerging markets

Gain additional market share

INVEST

Commercial Investment in Team

Productize solution business

Expand trade lanes, industry vertical sales, build tender management team and strengthen digital marketing team

Inorganic Growth

Complete strategic acquisitions across various regions

Capture synergized profitability through transition to 20Cube platform

20Cube

CONFIDENTIAL 27

Goal of highly accretive M&A

EXPLORING POTENTIAL ACQUISITION PIPELINE TO ACCELERATE FUTURE GROWTH

	APPROACH	TARGET CRITERIA
1	Entice smaller targets with the opportunity to join a global network with equity consideration	$20m - $100m in annual revenue
2	Grow trade lane depth in existing geographies	Easily convertible to the 20Cube MyHub+ platform
3	Geographic expansion	Complimentary customer mix and industry verticals
4	Operational and cost efficiencies drive Adjusted EBITDA growth	Geographic synergies with existing business



POTENTIAL ACQUISITION PIPELINE

GEOGRAPHY	POTENTIAL PIPELINE	RATIONALE
North America & Australia	4	Build North American & Australia presence and broaden network
Europe	5	Build European presence and broaden network
Other	13	Build emerging market presence. Roll-up 20Cube agent network

CURRENT IDENTIFIED POTENTIAL TARGETS REPRESENT SIGNIFICANT REVENUE OPPORTUNITY

20Cube

CONFIDENTIAL 28

Experienced, public - ready team with deep industry knowledge 20 years of experience in senior technology positions in the logistics industry Previously served at Agility's Captive Unit / Agility E - Services, with 200+ developers Worked as a client engagement head with various IT service providers like Infosys, Foursoft, Infor, and Oracle Completed his Masters in Computers in Bharathidasan University JOHNPAUL SALETH VP, Technology Over 15 years of experience in shipping, logistics and process management Pioneered setting up centralized services for logistics in Tier - 2 cities Previously served at Agility Logistics India, P&O Nedlloyd IT services, as Senior Process Manager and Team Leader VELMANI THANIGAI Head of Global Operations Hub Over 10 years of experience in FP&A for complex restructuring, expansions, large scale business transformations and business advisory roles Provides strategic consultation and guidance on financial and contractual matters Chartered Accountant and Cost Accountant and holds a post graduate certificate in Business Management from XLRI, Jamshedpur HARESH BALASUBRAMANIAN Group Financial Controller Over 33 years of leadership experience building high performing teams Previously served in Agility Logistics and various companies of Godrej Group Chartered Accountant and Cost Accountant and completed executive program in Human Resources from the University of Michigan and a Management Development Program from the Indian Institute of Management ANAND SEETHARAMAN Co - Founder, CFO Over 35 years of experience logistics, strategic planning, shipping line management, and finance Previously served at Hayley’s Group of Companies and Agility Logistics as a successful executive Holds a fellow membership with The Chartered Institute of Management Accountants in the UK and holds an MBA from the University of Sri Jayewardenepura MAHESH NIRUTTAN Founder & CEO JEFFREY GEINITZ Director, Global Business Process Over 20 years of experience in the logistics industry and serves as Chief functional architect of 20 Cube’s MyHub software platform Previously served at OBM International Trade Services (Acquired by 20Cube in 2011), Universal Group and HP Australia International project management, M&A integration, and digital supply chain solutions expertise International Business graduate from the Queensland University of Technology JOHN MCNALLY CEO, Australia Over 30 years of experience in the freight forwarding and distribution industry Instrumental in assisting companies with delivering products globally through supply chain solutions, ensuring cross border requirements are seamlessly met. Held numerous roles in the industry including President of Customs Brokers And Forwarders Council Of Australia (CBFCA) Queensland STEWART SCHNEIDER - LOOS CEO, China over 35 years of experience in the logistics domain, including setting up operational branches in Australia, Hong Kong, China, and Malaysia Provides a deep knowledge base to 20Cube, having built a customs consulting practice including guiding customs optimization and compliance with regulatory framework in Australia and emerging markets Holds a Bachelors in Business Administration and International Business C O N F I D E N T I A L 29

Financial summary and forecast RAPIDLY GROWING REVENUE AND HEALTHY CONVERSION RATIOS EXPECTED TO RESULT IN ADJUSTED EBITDA GROWTH ADJUSTED EBITDA GROWTH ($USD millions FY ending March 31 st ) REVENUE GROWTH ($USD millions FY ending March 31 st ) $73 $95 $163 $171 $226 2020A 2021A 2022UA 2023F 2024F $9 C O N F I D E N T I A L 30 $11 $13 $18 $23 2020A 2021A 2022UA 2023F 2024F

C O N F I D E N T I A L Operational metrics 31 INCREASING RETURN ON CAPITAL EMPLOYED AND IMPROVING CONVERSION RATIOS INCREASING RETURN ON AVERAGE CAPITAL EMPLOYED (1) CONVERSION RATIO (2) (1) Return on Average Capital Employed (ROACE) calculated as EBIT divided by Average Capital Employed, which is calculated as the average of two years total assets, minus current liabilities, minus excess cash, plus current maturities of long - term debt (2) Conversion Ratio calculated as Adjusted EBITDA divided by Net Revenue 47.5% 48.5% 41.1% 48.6% 48.2% 2020A 2021A 2022UA 2023F 2024F 19.9% 36.6% 31.8% 44.2% 26.3% 2020A 2021A 2022UA 2023E 2024E

C O N F I D E N T I A L 24% 28% 29% 34% 37% 54% 41% 20Cube is efficient and profitable 20CUBE FY2022UA (1) CONVERSION RATIO (ADJUSTED EBITDA/Net Revenue) (2)(3) INDUSTRY OUTPERFORMERS – FY2021 Note: Company fiscal year ending March 31st (1) FY22UA ended March 31 2022 (2) Source: Kuehne + Nagel, Forward Air Corp., DSV, C.H. Robinson, Expeditors, XPO Logistics, Wincarton, Logwin, Wiseway Logistics, Jiangsu Feiliks International, Clasquin company annual reports and SEC filings where available (3) Top quartile industry median and Industry Outperformers percentages represents EBITDA as the numerator. 20Cube numerator is Adjusted EBITDA 32 (1) CONVERSION RATIO (ADJUSTED EBITDA / Net Revenue) (3) ADJUSTED EBITDA MARGIN (3) ROCE 41% 32% 8% TOP QUARTILE INDUSTRY MEDIAN (2) Median (2) : 32% 30% 21% 7%

Transaction summary

- Pro Forma Enterprise Value of $339m, representing a transaction multiple of 1.5x FY2024F Revenue and 14.5x FY2024F Adjusted EBITDA
- $45m in targeted convertible note and equity PIPE commitments[1]
- ~$20m cash to balance sheet for continued growth of combined company through both organic expansion & acquisitions[1]
- 20Cube existing shareholders and management will own ~81% of the pro forma combined company
- Evo Sponsor shares and 20Cube management shares subject to lock-up with certain early release provisions for 20Cube shares

SOURCES (USD millions)	
20Cube Rollover Equity[1]	$260
SPAC Cash in Trust	10
Estimated Convertible Notes Proceeds	20
Estimated Common Equity PIPE Proceeds	25
TOTAL SOURCES	**$315**

USES (USD millions)	
20Cube Rollover Equity[1]	$260
Cash to Repay Existing Debt	18
Cash to Pro Forma Balance Sheet	20
Estimated Transaction Costs	16
TOTAL USES	**$315**

PRO FORMA VALUATION (USD millions, except per share values)	
Illustrative Share Price	$10.00
Pro Forma Shares Outstanding[2]	32
TOTAL COMMON EQUITY VALUE[2]	**$322**
Convertible Unsecured Notes	20
Pro Forma Net Debt (ex. Convertible Notes)[3]	(3)
PRO FORMA ENTERPRISE VALUE	**$339**
EV / FY2024F Revenue	***1.5x***
EV / FY2024F Adjusted EBITDA	***14.5x***

PRO FORMA ILLUSTRATIVE OWNERSHIP



7.8%
8.4%
3.0%
80.8%
Target Shareholders
SPAC Public Shareholders
Sponsor Shares
Common Equity PIPE Shares

Note: Management estimates. The Company's fiscal year ends March 31st
(1) There is an existing term sheet for $20m of convertible note proceeds with Evo, subject only to final negotiation
(2) Pro forma share count includes 2.7m founder shares. Excludes warrants (both public & private).
(3) Assumes Company's existing cash and cash equivalents balance of $3.7m as of November 30, FY2023 and $14.0m of working capital related debt and finance leases expected to be outstanding following the close of the business combination

20Cube
CONFIDENTIAL 33

C O N F I D E N T I A L Operational benchmarking 34 Note: 20Cube & Kintetsu figures represent fiscal year 2021A - 2024F or FY2024F (conversion ratio) ending March 2024 1) Estimated based on SEC filings related to transaction announced May 31, 2022 2) Competitor conversion ratio represents FY23F EBITDA / Net Revenue; 20Cube conversion ratio represents FY24F Adjusted EBITDA / Net Revenue; Kintetsu conversion ratio represents FY24 EBITDA / Net Revenue 3) NM denotes figures less than 0.0% 4) 2023E Gross margin estimated based on LTM June 2022 Source: 20Cube competitor data is as estimated by CapitalIQ consensus mean as of 11/15/22 except as set forth in footnotes 1 & 2 below 33.6% 34.3% 10.5% 9.9% 9.5% 9.2% REVENUE GROWTH CAGR (CY20A - CY23F) LEGACY MEDIAN: 9.9% 45.2% (1) Digitized Freight Forwarders Legacy Logistics CONVERSION RATIO (CY23F) (2) LEGACY MEDIAN: 55.2% Digitized Freight Forwarders Legacy Logistics (4) 48.2% NM (3) 56.9% 55.6% 55.2% 37.3% 31.0%

C O N F I D E N T I A L 4.3x 1.5x 1.5x 1.2x 1.2x Valuation comps Note: 20Cube & Kintetsu figures represent fiscal year 2024F ending March 2024 1) Estimated based on SEC filings related to transaction announced May 31, 2022 2) Estimated multiple based on Flexport Series E financing announced January 24, 2022. Source: PitchBook 3) 20Cube multiples represents Adjusted EBITDA as the denominator 4) NM denotes figures less than 0.0x 35 EV / CY23F REVENUE EV / CY23F EBITDA (3) 0.6x LEGACY MEDIAN : 1.2x LEGACY MEDIAN: 12.9x DIGITAL MEDIAN: 6.6x (2) 2.1x Source: 20Cube competitor data is as estimated by CapitalIQ consensus mean as of 11/15/22 except as set forth in footnotes 1 & 2 below Digitized Freight Forwarders Legacy Logistics Digitized Freight Forwarders 11.0x (1) Legacy Logistics 14.5x NM (4) NA 15.8x 13.4x 12.9x 12.2x 11.9x

C O N F I D E N T I A L An innovative blend of technology, business structure, & industry expertise PROVEN, PROFITABLE OPERATING MODEL & ROBUST CUSTOMER BASE ; READY FOR NEXT GROWTH PHASE Industry Specialist Expertise Centralized Operating Model Robust Software Backbone Highly scalable Tech - driven, sticky customer solution Ideal platform for inorganic growth – significant operating leverage for acquired businesses Globally experienced management team 36

Appendix

C O N F I D E N T I A L Summary income statement Note: Company fiscal year ending March 31st (1) Includes both organic and inorganic growth in the forecasted period 2023F - 2024F (2) See Appendix page 41 for a reconciliation of Net Income (Loss) to Adjusted EBITDA 38 Historical Forecast (1) 2020A 2021A 2022UA 2023F 2024F Total Revenue $72.9 $94.6 $163.4 $170.9 $225.6 Growth % 0.7% 29.7% 72.8% 4.6% 32.0% Net Revenue $19.8 $22.7 $31.5 $37. 6 $48.5 Margin % 27.1% 24.0% 19.3% 22.0% 21.5% Other Income 0.6 0.8 0.5 0.1 0.1 Total SG&A 10.9 12.5 19.0 19.4 25.3 Growth % 2.5% 14.1% 52.0% 2.4% 30.1% Adjusted EBITDA (2) $9.4 $11.0 $12.9 $18.2 $23.4 Growth % 24.9% 17.0% 17.6% 40.9% 28.3% Adjusted EBITDA Margin % 12.9% 11.6% 7.9% 10.7% 10.4%

C O N F I D E N T I A L Historical Forecast (1) 2020A 2021A 2022UA 2023E 2024E Net Income (Loss) $(4.6) $(0.2) $0.2 $(1.0) $0.7 Net Margin % (6.3%) (0.2%) 0.1% (0.6%) 0.3% Adjusted to Include: Depreciation & Amortization (2) 5.5 4.9 5.6 6.7 7.1 Interest Expense (2) 5.1 3.7 5.4 5.8 6.4 Provision for Income Taxes (0.1) 1.1 0.5 1.7 3.0 Exceptional Items (3) 3.4 1.5 1.2 5.0 6.2 Adjusted EBITDA $9.4 $11.0 $12.9 $18.2 $23.4 Margin % 12.9% 11.6% 7.9% 10.7% 10.4% Reconciliation of Net Income (Loss) to Adjusted EBITDA Note: Company fiscal year ending March 31st (1) Includes both organic and inorganic growth in the forecasted period 2023F - 2024F (2) Lease treatments are in accordance with IFRS standards and affect the P&L through depreciation on right of use assets created at the time of initiation of each lease and get debited to the P&L and interest on lease liabilities which also get debited to the P&L on a reducing balance monthly (3) Exceptional Items includes acquisition related costs, stock compensation expenses, foreign exchange loss / (gain), and credit loss provision on trade receivables and deposits 39

Quarterly Historical figures

	FY2021A				FY2021A	FY2022UA				FY2022UA	FY2023UA	
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2
Revenue	$18.4	$20.7	$25.8	$29.7	$94.6	$31.9	$38.8	$47.1	$45.6	$163.4	$46.3	$45.5
QoQ Growth %	*na*	*12.8%*	*24.2%*	*15.3%*		*7.4%*	*21.7%*	*21.3%*	*(3.2%)*		*1.6%*	*(1.7%)*
YoY Growth %	*na*	*na*	*na*	*na*		*73.5%*	*87.2%*	*82.8%*	*53.5%*		*45.2%*	*17.3%*
Cost of Goods Sold	13.6	15.1	20.0	23.2	71.9	25.2	31.2	38.5	37.0	131.9	37.0	35.9
Net Revenue	$4.8	$5.7	$5.8	$6.4	$22.7	$6.7	$7.6	$8.6	$8.6	$31.5	$9.3	$9.6
Margin %	*26.1%*	*27.4%*	*22.4%*	*21.7%*	*24.0%*	*21.1%*	*19.6%*	*18.2%*	*18.8%*	*19.3%*	*20.0%*	*21.1%*
Other Income	0.3	0.2	0.2	0.1	0.8	0.1	0.1	0.1	0.2	0.5	0.1	-0.1
SG&A	2.9	2.9	3.1	3.5	12.5	4.2	4.5	5.1	5.2	19.0	4.5	5.1
QoQ Growth %	*na*	*0.2%*	*8.3%*	*12.1%*		*17.6%*	*8.8%*	*12.8%*	*2.5%*		*(14.0%)*	*13.5%*
YoY Growth %	*na*	*na*	*na*	*na*		*43.1%*	*55.3%*	*61.7%*	*47.9%*		*8.1%*	*12.8%*
Adjusted EBITDA	$2.2	$3.0	$2.8	$3.0	$11.0	$2.6	$3.2	$3.5	$3.6	$12.9	$4.9	$4.4
QoQ Growth %	*na*	*34.8%*	*(6.8%)*	*6.5%*		*(11.4%)*	*20.7%*	*10.6%*	*1.8%*		*36.5%*	*(9.3%)*
YoY Growth %	*na*	*na*	*na*	*na*		*18.6%*	*6.2%*	*26.0%*	*20.4%*		*85.5%*	*39.4%*
Adjusted EBITDA Margin %	*12.1%*	*14.5%*	*10.9%*	*10.0%*	*11.6%*	*8.3%*	*8.2%*	*7.5%*	*7.9%*	*7.9%*	*10.6%*	*9.8%*

The Company's unaudited quarterly financial data included in this Presentation is based on financial data derived from the Company's management accounts that have not been reviewed or audited by the Company's registered accounting firm and are subject to further review and updates. The Company's registered accounting firm has not reviewed or compiled, examined or performed any procedures with respect to this quarterly financial data, nor have they expressed any opinion or any other form of assurance on this information. The Company's actual results may vary materially from the quarterly financial data included herein, including as a result of financial closing procedures, final adjustments, completion of the audits of the Company's financial statements and other developments that may arise between now and the time those audits are completed. As a result, the unaudited quarterly financial data included in this Presentation should not be viewed as a substitute for any full quarterly or interim statements which were subject to review under PCAOB standards.

20Cube CONFIDENTIAL 40

Historical Quarterly Reconciliation of Net Income (Loss) to Adjusted EBITDA

	FY2021A				FY2021A	FY2022UA				FY2022UA	FY2023UA	
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2
Net Income (Loss)	$(0.7)	$0.1	$0.2	$0.2	$(0.2)	$(0.2)	$0.3	$0.2	$(0.2)	$0.2	$0.7	$0.1
Net Margin %	*(3.6%)*	*0.4%*	*0.8%*	*0.5%*	*(0.2%)*	*(0.5%)*	*0.9%*	*0.4%*	*(0.4%)*	*0.1%*	*1.4%*	*0.2%*
Adjusted to Include:												
Depreciation & Amortization	1.2	1.2	1.2	1.2	4.9	1.3	1.4	1.4	1.5	5.6	1.9	1.6
Interest Expense	0.9	1.0	0.9	0.9	3.7	1.4	1.4	1.4	1.2	5.4	1.5	1.5
Provision for Income Taxes	0.3	0.3	0.3	0.3	1.1	(0.1)	(0.1)	0.2	0.5	0.5	0.3	0.5
Exceptional Items	0.4	0.5	0.2	0.4	1.5	0.3	0.1	0.4	0.5	1.2	0.5	0.8
Adjusted EBITDA	$2.2	$3.0	$2.8	$3.0	$11.0	$2.6	$3.2	$3.5	$3.6	$12.9	$4.9	$4.4
Margin %	*12.1%*	*14.5%*	*10.9%*	*10.0%*	*11.6%*	*8.3%*	*8.2%*	*7.5%*	*7.9%*	*7.9%*	*10.6%*	*9.8%*

The Company's unaudited quarterly financial data included in this Presentation is based on financial data derived from the Company's management accounts that have not been reviewed or audited by the Company's registered accounting firm and are subject to further review and updates. The Company's registered accounting firm has not reviewed or compiled, examined or performed any procedures with respect to this quarterly financial data, nor have they expressed any opinion or any other form of assurance on this information. The Company's actual results may vary materially from the quarterly financial data included herein, including as a result of financial closing procedures, final adjustments, completion of the audits of the Company's financial statements and other developments that may arise between now and the time those audits are completed. As a result, the unaudited quarterly financial data included in this Presentation should not be viewed as a substitute for any full quarterly or interim statements which were subject to review under PCAOB standards.

20Cube CONFIDENTIAL 41

SME, emerging markets, & commercial investment

20CUBE'S DIGITALIZED APPROACH ENABLES CREATION OF SME TARGETED SOLUTIONS

SME Supply Chain Solutions

A **Enhance and Commercialize Existing Solutions**

Enhance existing visibility tools, 4PL/control tower, exception management tools, and vendor/purchase order management services. These services are currently underserved in the SME market and there is market opportunity with large logistics players mainly focusing on the global MNCs

B **Build Holistic Service Offerings Across Hubs**

Strengthening hubs in key strategic locations to offer solutions such as PO management and distribution center by-pass. This will enable moving activities from high-cost to low-cost countries while optimizing supply chain costs

C **Analytics and Optimization**

Big-data capabilities will potentially enable 20Cube to offer predictive analytics to further design and optimize supply chain solutions. The Company is currently focused on finalizing initiatives shown in A and B

Emerging Markets & Local Capabilities

South Asia

- Expand warehousing / distribution capabilities
- Presence in 30+ locations nationwide and growing
- Warehouses are anchor business for cross-sell
- Vendor logistics for Bangladesh & Sri Lanka
- the global MNCs

Southeast Asia

- Expand warehousing / distribution capabilities
- Incorporate origin / vendor logistics
- Hubbing facility, offshore fulfillment center
- Explore network expansion into Vietnam, Indonesia, Philippines, and more

Africa

- Taking advantage of the East Africa market's demand for modern logistics grows rapidly
- Build-out trucking capabilities
- Vendor management covering Etheopia, Kenya, Uganda

Commercial Investment

Commercial Sales Team

Drives transactional sales focused on SME

Focused on key trade-lanes and driving warehouse utilization

Key Accounts Management

Drives solution sales focused on medium-sized enterprises with an emphasis on visibility / control tower tool, purchase order management, and optimization of supply chains

Digital Marketing Team

Drives leads through social media with a focus on transactional sales

Commercial Controlling and Tender Management

Commercial infrastructure including tender management and commercial controlling

20Cube

CONFIDENTIAL 42

Operational structure

20CUBE'S CENTRALIZED BUSINESS MODEL IS COST EFFICIENT COMPARED TO COMPETITORS'

COMPETITOR PRACTICES



Branch
Branch
Branch
Region
Branch
Branch
Branch
Region
Head Office
Branch
Branch
Branch
Region
Branch
Branch
Branch
Region

Current Competitor Structures:

- Documentation and accounting related activities outsourced to low-cost countries
- Head office mainly in high-cost countries
- Multiple systems lead to unreliable data
- Redundant structures result in higher costs
- All activities and support services are based in each branch

20CUBE



Branch
Branch
Branch
Branch
Branch
Global Operations Hub
Branch
Branch

20Cube Structure:

- Centralized business model
- Global Operations Hub and main activities in a low-cost country
- Branch offices focus on sales, customer-service, and field operations
- Single source of comprehensive logistics reporting
- Low cost to serve

20Cube CONFIDENTIAL 43

10 years of industry experience and performance

Startup Stage

2011
- Founded through M&A
- Technology-driven business model
- Significantly improves service quality

2012
- Founding team in Singapore
- Strategic aggregation of multiple firms

2013
- $20M raised from
- Altara and Zephyr

ZEPHYR
ALTARA VENTURES

2014
- Global operations hub in Chennai
- Built IT and workflow tools

Built Tech Platform and Validated Business Model in Larger Scale to Realize Desired Financial Ratios

2016
- Centralized workflows
- Invested in IT capabilities
- Vertically integrated into India

2019
- Enhanced customer base, Quality & Total wallet size
- Improved financial ratios

2020
- Robust operating model poised for global expansion
- Secured long term debt ($USD 15m) investment to accelerate revenue growth

Larger Equity Raise & Global Roll-Out

2022+
- Organic and inorganic global expansion
- Growth through COVID
- Best KPIs in Company history

20Cube

CONFIDENTIAL 44

Term definitions

20Cube Conversion Ratio	Adjusted EBITDA divided by Net Revenue. This is a financial metric the company uses to measure the firm's profitability and efficiency.
4PL	Fourth-party logistics provider. This gives clients the control tower view of their supply chains, overseeing the mix of warehouses, shipping companies, freight forwarders and agents.
A	"Actual" based on the Company's audited financial statements for the fiscal year ended March 31, 2020, or 2021.
Adjusted EBITDA	Earnings before interest, taxes, depreciation and amortization, foreign exchange loss / gain, funding related costs, stock compensation expenses, and credit loss provision on trade receivables and deposits. This is a metric used by management as an indicator of the Company's operating performance.
Adjusted EBITDA Margin	Adjusted EBITDA divided by total revenue. This is a profitability metric in comparison with revenue.
API	Application programming interface.
CAGR	Compounded annual growth rate.
CCTV	Closed-circuit television. This is the use of video cameras to transmit signal to a specific place, on a limited set of monitors.
Competitor Conversion ratio	EBITDA divided by Net Revenue. This is a financial metric the company uses to measure the firm's profitability and efficiency.
Control Tower technology	A connected dashboard of data and key events across the supply chain. The company leverages their control tower to track workflows for their customers.

20Cube

CONFIDENTIAL 45

Term definitions

CY	Calendar year.
EBITDA	Earnings before interest, taxes, depreciation and amortization. This is a profitability metric used to measure a firm's financial performance.
EDI	Electronic data interchange. This is computer-to-computer exchange of business documents in a standard electronic format between business partners.
EV	Enterprise value.
F	With respect to Company data, indicates forecasted for the stated fiscal year ended March 31.
ICD	Inland Container Depot. A container storage facility situated in the hinterlands, away from any major port.
ITES	Information technology enabled services. This includes a wide range of approaches and processes that use IT to enhance and increase an organization's efficiency.
JNPT	Jawaharlal Nehru Port Trust. The largest container port in India.
KPI	Key performance indicators. These are measurements of key business metrics that assess the overall health of the business.
MNC	Multinational Corporation is a corporate organization that owns and controls the production of goods or services in at least one country other than its home country.

CONFIDENTIAL 46

Term definitions

Multi-tenant & Cross-tenant Architectures	Software architecture in which multiple single instances of software run on a single physical server. The server then serves multiple tenants. Additionally, multitenant architecture is used to enable multiple users to use a single application, for instance a database.
Net Revenue	Total revenue minus total cost of transportation, warehouse contractual labor charges and equipment hire and rent cost (excluding depreciation and amortization, which are reported separately).
PO	Purchase order. The time at which a customer places an order.
POD	Proof of delivery. The time at which a customer's order has been fulfilled and delivered.
ROCE	Return on capital employed. This is a profitability metric used to measure a firm's efficiency with capital.
SME	Small and medium-sized enterprise.
SOA Applications	Service-oriented-architecture application.
UA	Unaudited financial data for the Company's fiscal year ended March 31, 2022, derived based on the Company's management accounts prepared in accordance with IFRS and subject to further updates in connection with completion of an ongoing audit.
Web API	Website application programming interface. This is a set of definitions and protocols for building and integrating application software.
YoY	Year-over-year growth. This phrase is used to describe the calculation of growth in financial metrics over the prior year.

20Cube CONFIDENTIAL 47

Summary of risks The risks presented below are certain of the general risks relating to the business and operations of 20Cube and will also apply to the business and operations of the post - business combination company (“Pubco”) following the completion of the Proposed Business Combination. The risks described below are not exhaustive and are based on certain assumptions made by 20Cube, Evo and Pubco, which later may prove to be incorrect or incomplete. The list below is qualified in its entirety by disclosures contained in future filings by 20Cube, its affiliates, and third parties, including Evo and Pubco, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation, and neither 20Cube, Evo, nor Pubco undertakes any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional risks relating to 20Cube and Pubco in connection with and following the consummation of the Proposed Business Combination are described above under “Forward - Looking Statements” and elsewhere under “Disclaimer.” In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations, and warranties explicitly contained in any subscription agreement you enter into in connection with the contemplated investment. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in 20Cube and Pubco and you have sought such accounting, legal, and tax advice as you have considered necessary to make an informed investment decision. Risks Related to 20Cube’s Business Environment and Competition 20Cube faces substantial industry competition as the global logistics services industry is intensely competitive. 20Cube’s dependence on third parties to provide equipment and services, including truck, rail, ocean and air, and to report shipment status information and freight claims, may impact the delivery, quality, and price of its logistics services. Economic recessions, downturns in the business cycles of its customers, increases in the prices charged by third - party carriers, interest rate fluctuations, changes in international trade policies and other global economic factors that reduce demand for transportation services, or the ability of 20Cube’s customers to pay for those services, could have a material adverse impact on 20Cube’s business. Higher carrier prices and changing fuel costs may result in decreased profit margin, if 20Cube is unable to implement adequate pricing arrangements. 20Cube relies on third - party service providers, including air, ocean, ground freight carriers and others, and if they have insufficient capacity available relative to market demand, or reduce 20Cube’s capacity allotments, it may adversely impact 20Cube’s business and operating results. The increased costs associated with technology innovations in 20Cube’s industry and 20Cube’s failure to respond adequately or in a timely manner to such technology initiatives could harm 20Cube’s competitive position and results of operations. A significant data breach or other disruption to 20Cube’s technology infrastructure, or that of its customers or third - party service providers, could disrupt 20Cube’s operations and result in the loss of critical confidential information, adversely impacting its reputation, business and results of operations. 20Cube is subject to increased risk of cyber incidents, including cyberattacks, and other communication disruptions due to its work - from - home model. 20Cube may be affected by seasonal changes in its industry, which include increased customer demand for logistics services during the months leading up to Christmas and Chinese New Year (September to January), and decreased customer demand following the winter holiday season. Disruption in global trade, influenced by factors such as political instability, currency regulations, interest rate fluctuations, changes and uncertainties in governmental policies, changes in domestic customs, wars, increased global concerns regarding working conditions, changes in consumers’ attitudes, and availability of credit, may adversely impact 20Cube’s business and operating results. 20Cube’s business and results of operations may be adversely affected by anti - trade and protectionist measures adopted by the countries in which it does business and other global economic factors. 20Cube’s business in emerging markets generally are more susceptible to political and economic risk. Changes in consumer demand and increased regulation resulting from climate change could adversely impact 20Cube’s industry and business. C O N F I D E N T I A L 48

Summary of risks (cont.) Risks Related to 20Cube’s Business Environment and Competition The transportation infrastructure continues to be a target of terrorist activities, which may result in increased security costs and slower service in the transportation and logistics industry in which 20Cube operates. Unfavorable market conditions arising from the COVID - 19 pandemic, including transportation delays and labor and equipment shortages, have and could continue to adversely impact 20Cube’s business, prospects, financial condition, and operating results. 20Cube may be unable to identify or complete suitable acquisitions and investments and, if completed, will be subject to integration risks. 20Cube relies heavily upon the technologies used in its core business, such as MyHub, and failure to properly manage such technologies could lead to disruptions in its operations or ability to remain competitive. If competitors are able to replicate 20Cube’s technology through artificial intelligence or otherwise, 20Cube’s competitive position would be harmed. 20Cube’s business strategy contemplates successful implementation of certain cost and revenue initiatives, including creating certain pricing analytic tools and expanding its service offerings, which may increase costs. 20Cube’s failure to maintain and enhance its information technology networks that supports its service offerings could result in increased costs, customer dissatisfaction, and reputational harm. 20Cube faces risks associated with storing customer goods in its managed warehouses, including claims and expenses resulting from improperly handling and safeguarding such goods. 20Cube faces risks due to its reliance on continued government provision and maintenance of public infrastructure. 20Cube’s lack of business diversification may subject it to negative economic, competitive and regulatory developments. 20Cube’s property and casualty losses may exceed its insurance coverage and/or the cost of adequate insurance may be cost prohibitive. 20Cube’s failure to retain or attract employee talent or to maintain its company culture, as well as increases in employment - related costs, including frequent or significant employee turnover, which may be more pronounced in the information technology sector in India where 20Cube conducts business, could adversely impact its business and results of operations. 20Cube’s business may be materially adversely affected by labor disputes and changes in labor laws. 20Cube relies on permits and licenses to conduct its business and revocation of such permits and licenses or rejection of applications for new permits or licenses can negatively impact its business. Any disruption of its business caused by a catastrophic event, including a mass internet outage, could harm 20Cube’s ability to conduct normal business operations and impact its operating results. Negative publicity relating to 20Cube’s substantial shareholders, key personnel or the company, generally, could harm 20Cube’s brand and reputation. 20Cube’s business and valuation may suffer as a result of increased costs associated with being a public company. 20Cube is subject to customer credit risks that could adversely affect its operating results and financial condition. 20Cube relies on relatively few customers for a significant portion of its business. 20Cube’s failure to manage its rapid growth and organization change, could harm its business and results of operation. 20Cube’s leverage and indebtedness could adversely affect its financial condition, ability to raise additional capital to fund operations, ability to operate the business, ability to react to changes in the economy or the logistics industry, ability to divert cash flow from operations for debt payments and prevent 20Cube from meeting outstanding debt obligations. 20Cube’s credit agreement imposes significant operating and financial restrictions, which may prevent 20Cube from capitalizing on business opportunities. 20Cube may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all. 20Cube is exposed to fluctuations in currency exchange rates and interest rates, which could negatively affect its results of operations and ability to invest and hold cash. 20Cube is exposed to risks associated with its operations in India, including political instability, potential power crises, significant increasing real estate prices, and potential increases in information technology resources, any of which could have a material adverse impact on its business and operations. C O N F I D E N T I A L 49

Summary of risks (cont.) Risks Related to Government Regulation, Legal Liability, and Taxation 20Cube is subject to a complex regulatory environment, and its failure to comply with and adapt to such regulations could result in penalties or otherwise adversely impact the business. 20Cube’s contracted motor carriers are subject to increasingly stringent laws and regulations protecting the environment, including reducing risks relating to climate change, which could directly or indirectly have a material adverse effect on the business. 20Cube operates globally, including in hostile locations and in dangerous situations, and any inability to safeguard its operations or comply with anti - corruption, trade and export laws would adversely impact its reputation and business. Issues related to the intellectual property rights on which 20Cube’s business depends, whether related to 20Cube’s failure to enforce its own rights or to defend against infringement claims brought by others, could have a material adverse effect on its business, financial condition and results of operations. 20Cube’s business is subject to complex and evolving international and U.S. laws and regulations regarding data protection. 20Cube is subject to taxation in multiple jurisdictions, and although 20Cube believes its tax estimates are reasonable, any adverse determinations in tax audits or changes in tax laws could negatively impact its financial results. General Risks Related to 20Cube The operating and financial forecasts included herein may not prove accurate. 20Cube may require additional capital in the future, and if additional capital is not available at such time as it is required, 20Cube may have to delay, reduce or cease operations; furthermore, raising additional financing may be costly or difficult to obtain and could dilute the then - current shareholders’ ownership interests. Investigations and litigation could require management time and or incur substantial legal costs or fines, penalties or damages, any of which could adversely impact 20Cube’s financial results. 20Cube’s business may be affected by uncertainty or changes in global or U.S. social, political or regulatory conditions. Cyber security risks, data loss or other breaches of 20Cube’s network security could materially harm 20Cube’s business and results of operations. Risks Relating to an Investment in a Singapore Corporation The Pubco is incorporated in Singapore and its shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States. Pubco is a Singapore company, and because the rights of shareholders under Singapore law differ from those under U.S. law, it may be difficult to enforce any judgment obtained in the United States against Pubco or its affiliates. Pubco is subject to the laws of Singapore, which differ in certain material respects from the laws of the United States. Anti - takeover provisions under the Singapore Securities and Futures Act and the Singapore Code may delay, deter or prevent a future takeover or change of control of Pubco, which could adversely affect the price of our ordinary shares. Under Singapore law, Pubco must obtain shareholder approval (i.e. 50% of the issued shares in the capital of Pubco, if voting is by way of poll), at each annual general meeting in order to allow Pubco to issue new shares, which could impact Pubco’s ability to raise capital or consummate acquisitions. Any issuance of new Pubco ordinary shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of the Pubco ordinary shares. C O N F I D E N T I A L 50

Risks Related to Pubco and the Proposed Business Combination Since Evo and 20Cube’s directors, officers and advisors have interests that are different, or in addition to (and which may conflict with) Pubco’s shareholders generally, a conflict of interest may have existed in determining whether the Proposed Business Combination is appropriate as the initial business combination. The announcement of the Proposed Business Combination could disrupt 20Cube’s relationships with its clients, counterparties, vendors and other business partners and others, as well as its operating results and business generally. Pubco’s ability to be successful following the Proposed Business Combination will depend upon the efforts of Pubco’s board of directors and its key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco and/or its business following the Proposed Business Combination. Past performance by 20Cube, including its management team and affiliates, may not be indicative of future performance of Pubco. Each of 20Cube and Evo expects to incur significant transaction costs in connection with the Proposed Business Combination, which will reduce the amount of cash available to be used for corporate purposes by 20Cube and Pubco. 20Cube has granted in the past, and Pubco will also grant in the future, share incentives, which may result in increased share - based compensation expenses. As a public company, 20Cube will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs and may strain resources and divert 20Cube’s management’s attention. Pubco will qualify as a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such Pubco is exempt from certain provisions applicable to United States domestic public companies. As a private company, 20Cube has not been required to document and test its internal controls over financial reporting, nor has management been required to certify the effectiveness of its internal controls, and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, Pubco may later identify material weaknesses in its internal control over financial reporting which could lead to errors in Pubco’s financial reporting, which could adversely affect Pubco’s business and the market price of its securities. Although Pubco will file an application to list its securities on The Nasdaq Stock Exchange, there can be no assurance that its securities will be so listed or, if listed, Nasdaq may delist Pubco’s securities from trading on its exchange, which could limit investors’ ability to make transactions in Pubco’s securities. The price of Pubco’s common stock may be volatile and its value may decline. A market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of its securities. If securities or industry analysts do not publish research or reports about Pubco’s business, if they adversely change their recommendations regarding Pubco’s shares or if Pubco’s results of operations do not meet their expectations, Pubco’s share price and trading volume could decline. As a company incorporated in Singapore, Pubco is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance listing standards of The Nasdaq Stock Exchange applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if Pubco complied fully with Nasdaq corporate governance listing standards. Future changes to tax laws, including changes in corporate tax rates and the deductibility of expenses, could affect 20Cube’s future profitability and financial results. Pubco may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to persons deemed beneficial owners of Pubco securities for U.S. federal income tax purposes, including holders of warrants. Pubco may be or become a controlled foreign corporation, which could result in adverse U.S. federal income tax consequences to persons owning at least 10% of Pubco securities for U.S. federal income tax purposes. C O N F I D E N T I A L 51 Summary of risks (cont.)

Thank You! 52 JASON SAUSTO MANAGING DIRECTOR RICHARD CHISHOLM CEO MAHESH NIRUTTAN FOUNDER & CEO ANAND SEETHARAMAN CO - FOUNDER & CFO Evo Acquisition Corp.